Exhibit 99.1

PRESS RELEASE

Sanofi Files Consent Solicitation To Remove and Replace Medivation’s Board

Paris, France – May 25, 2016 - Sanofi today announced that it has filed preliminary consent solicitation materials with the U.S. Securities and Exchange Commission (“SEC”) seeking to remove and replace each member of Medivation, Inc.’s (NASDAQ: MDVN) Board of Directors with eight independent and highly-qualified candidates who are willing to fully and fairly evaluate all of Medivation’s strategic options, including Sanofi’s acquisition offer, in accordance with their fiduciary duties to Medivation and its shareholders.

“Despite multiple attempts, both prior to and following the public disclosure of Sanofi’s proposal, Medivation has thus far refused to engage with us regarding the merits of a value creating transaction,” said Olivier Brandicourt, M.D., Sanofi Chief Executive Officer. “Unfortunately, this has left us with no choice but to commence a process to elect directors who are more open to supporting the best interests of Medivation shareholders regarding a potential transaction.”

The slate of highly qualified directors proposed by Sanofi includes:

•	Michael E. Campbell, the former Chairman, President and Chief Executive Officer of Arch Chemicals, Inc. and a current director at WestRock;

•	Barbara Deptula, the former Executive Vice President of Business Development and Chief Corporate Development Officer of Shire Plc. and a current director at AMAG Pharmaceuticals;

•	Wendy E. Lane, the current Chairman of Lane Holdings, Inc., an investment firm, and a current director at MSCI Inc. and Willis Towers Watson;

•	Ronald S. Rolfe, a retired Partner at Cravath, Swaine & Moore LLP, a premier law firm in the United States, where he practiced until his retirement in December 2010;

•	Steven J. Shulman, managing partner of Shulman Family Ventures, a private equity firm since 2008, and Chairman of Accretive Health, Inc. and CareCentrix, Inc.;

•	Charles P. Slacik, the former Chief Financial Officer and Senior Vice President of Beckman Coulter Inc.;

•	James L. Tyree, the co-founder and managing partner of Tyree & D’Angelo Partners, a private equity investment firm, and a current director at SonarMed, Genelux, ChemoCentryx and Innovia; and

•	David A. Wilson, former President and Chief Executive Officer of the Graduate Management Admission Council, and a current director at CoreSite Realty Corporation and Barnes & Noble Education, Inc.

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These individuals are committed to acting in the best interest of maximizing value for Medivation shareholders. On April 28, 2016, Sanofi disclosed a proposal to acquire Medivation for $52.50 per share, representing an all-cash transaction valued at approximately $9.3 billion. The proposed purchase price represents a premium of over 50 percent to Medivation’s average trading prices prior to there being takeover rumors.

Following SEC approval of a definitive consent solicitation statement, Sanofi will make the definitive consent solicitation statement available to Medivation shareholders and shareholders may begin to deliver their written consents to Sanofi’s proposals. For Sanofi’s proposals in the consent solicitation to become effective, written consents would need to be properly completed by the holders of a majority of Medivation shares outstanding as of the close of business on the record date.

Additionally, Sanofi today sent the following letter to the Medivation Board of Directors:

Board of Directors

Medivation, Inc.

525 Market Street, 36th floor

San Francisco, CA 94105

Paris, May 25, 2016

Dear Members of the Board of Directors,

We have filed consent solicitation materials in which we have named 8 independent and highly qualified nominees who have agreed to become directors upon removal of the Medivation directors. We are taking this step because we believe your shareholders overwhelmingly support the sale of Medivation, and they want Medivation to undertake a sale process and engage with Sanofi. To date Medivation has not announced a sale process and has not engaged with us.

During the past weeks we reached out directly and through advisors to request that Medivation engage with Sanofi. We have relayed our willingness to enter into a confidentiality agreement in order to receive information that is typically provided in a sale process. That agreement could include a reasonable standstill to give time for such a process. We have been very clear that if you engage and provide information, we would be in a position to increase our offer and I am confident that we will be able to offer significant additional value. We believe that we are in a position to provide more value than any other party given the strategic importance of the transaction to us.

It has been two months since we first approached Medivation about a transaction. The Medivation Board has had considerable time to review alternatives and to prepare for a sale process. Given this, we believe that such a process could be completed in a matter of weeks.

There have been published reports that you have signed confidentiality agreements with other parties. If that is accurate, we cannot see how you have not done so with us. If you have not signed confidentially agreements with others as part of a sale process, then you are not doing what we are confident your shareholders want, which is for Medivation to undertake a sale of Medivation and to engage with Sanofi.

We again request that you to engage in good faith with Sanofi as part of a sale process. If you do that, we would not need to proceed with a consent solicitation to remove and replace the Medivation directors.

Sincerely,

Olivier Brandicourt

Chief Executive Officer

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About Sanofi’s Nominees

Michael E. Campbell. Mr. Campbell served as a director of MeadWestvaco Corporation from 2001 and as the lead independent director of MeadWestvaco Corporation from 2007, in each case, until the effective date of the strategic business combination of Rock-Tenn Company and MeadWestvaco Corporation, when he became a director of WestRock. Mr. Campbell has been a member of WestRock’s Finance Committee and its Nominating and Governance Committee, in each case, since July 2015. Mr. Campbell served as chairman, president and chief executive officer of Arch Chemicals, Inc., which was a publicly traded global biocides company, from 1999 until 2011. Prior to joining Arch Chemicals, Mr. Campbell was executive vice president of Olin Corporation, from 1996 to 1999. Mr. Campbell also served as a director of Milliken & Company from 2007 to 2015.

Barbara Deptula. Ms. Deptula has been a director of AMAG Pharmaceuticals since September 2013, where she serves as a member of the Compensation Committee and the chair of the Transaction Committee. She served as the Executive Vice President of Business Development and Chief Corporate Development Officer of Shire Plc. (“Shire”), a public biopharmaceutical company, from September 2004 to June 2012. Prior to joining Shire, Ms. Deptula served as President of the biotechnology division of SICOR, Inc., a public pharmaceutical company, from May 2003 to September 2004. Prior to SICOR, Inc., Ms. Deptula served as Senior Vice President for Coley Pharmaceutical, a biotechnology company, from July 2000 to May 2003. Prior to 2000, she held senior management positions in public and private pharmaceutical companies where Ms. Deptula focused on marketing, product development, licensing and business development, including US Bioscience, Inc., Schering Plough International, Lederle Laboratories, a division of American Cyanamid Co., U.S.A., and Genetics Institute. Ms. Deptula also served as a member of the Board of Directors of CombinatoRx, Incorporated, now Zalicus, Inc., a public biopharmaceutical company, from December 2005 to December 2009.

Wendy E. Lane. Ms. Lane has been chair of Lane Holdings, Inc., an investment firm, since 1992. Prior to forming Lane Holdings, Inc., Ms. Lane worked in investment banking for 15 years, initially at Goldman, Sachs & Co. from 1977 to 1980 and subsequently as a Principal and Managing Director at Donaldson, Lufkin and Jenrette Securities Corporation from 1981 to 1992. Ms. Lane has been an independent director at MSCI Inc. since March 10, 2015. Ms. Lane served on the board of directors of Willis Group Holdings from April 21, 2004 to January 4, 2016, when the entity merged with Towers Watson. Ms. Lane currently serves as a director of Willis Towers Watson, where she holds roles as the chair of the company’s Compensation Committee and as a member of the Audit Committee. Ms. Lane is also currently a director of UPM-Kymmene Corporation, where she serves on the Audit Committee, and the privately held Al-Dabbagh Group Holding Company Limited. Ms. Lane was previously a director of Laboratory Corporation of America from 1996 to 2014, and has served on eight public company boards.

Ronald S. Rolfe. Mr. Rolfe is a retired Partner at Cravath, Swaine & Moore LLP, a premier law firm in the United States, where he practiced until his retirement in December 2010. Mr. Rolfe’s practice spanned the world and included corporate governance, securities, antitrust and commercial litigation and arbitration for U.S. and international clients. Mr. Rolfe began as an Associate with Cravath in 1970 and became Partner in 1977. He also served as Law Clerk to the Honorable Marvin E. Frankel, U.S. District Court Judge in the Southern District of New York, in 1969. Mr. Rolfe currently serves on the boards of directors of public companies Noranda Aluminum Holding Corporation since 2013, where Mr. Rolfe is a member of the Environmental, Health & Safety Committee and Nominating and Governance Committee; Berry Plastics Group, Inc. since 2013, where Mr. Rolfe is the chair of the Nominating and Corporate Governance Committee and a member of the Audit Committee; Time Inc. since 2014, where Mr. Rolfe is the chair of the Audit and

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Finance Committee and a member of the Nominating and Governance Committee; and Reynolds American Inc. since 2014, where Mr. Rolfe has served on the Audit and Finance Committee and a is a member of the Corporate Governance, Nominating and Sustainability Committee and Compensation and Leadership Development Committee. He also currently serves on the board of private company Advanced Assessment Systems, Inc.

Steven J. Shulman. Mr. Shulman has served as managing partner of Shulman Family Ventures, a private equity firm since 2008. Mr. Shulman served as an operating partner at Water Street Health Partners, a healthcare-focused private equity firm, from 2008 until March 2015. From 2008 until December 2013, Mr. Shulman served as operating partner at Tower Three Partners LLC, a private equity firm. From December 2002 to February 2008, Mr. Shulman served as chairman and chief executive officer of Magellan Health Services, a publicly-traded specialty healthcare management organization. From 2000 to 2002, he served as chairman and chief executive officer of Internet Healthcare Group, an early-stage healthcare services and technology venture fund that he founded. From 1997 to 1999, Mr. Shulman served as chairman, president and chief executive officer of Prudential Healthcare, Inc., a healthcare services provider that is now part of publicly-traded Aetna, Inc. He currently serves as chairman of Accretive Health, Inc., a publicly-traded service and technology provider to healthcare providers and CareCentrix, Inc., a privately-held at-home healthcare provider, positions he has held since 2014 and 2008, respectively. Mr. Shulman currently serves as a director of Healthmarkets, Inc., a privately-held technology-enabled health insurance marketplace, Quantum Health, Inc., a privately-held healthcare coordination and consumer navigation company, MedImpact Healthcare Systems, Inc., a privately-held pharmacy benefit manager, and Facet Technologies, LLC, a privately-held microsampling sharps products provider, positions he has held since 2006, 2013, 2013 and 2011, respectively. Mr. Shulman served as chairman of Health Management Associates, Inc., a healthcare services provider that is now part of publicly-traded Community Health Systems, Inc., from 2013 to 2014. Mr. Shulman also served on the board of Access MediQuip, LLC, a privately-held surgical and implant management solutions company, from April 2009 to May 2015 and Digital Insurance, Inc., a privately-held employee benefits agency, from 1999 to 2013.

Charles P. Slacik. Mr. Slacik was Chief Financial Officer and Senior Vice President of Finance of Beckman Coulter Inc., a leading manufacturer of biomedical testing instrument systems, tests and supplies, from October 2006 to June 2011 and was responsible for all aspects of financial management and information technology. From 2003 to 2006, Mr. Slacik served as Executive Vice President and Chief Financial Officer of Watson Pharmaceuticals, Inc., an integrated global pharmaceutical company engaged in the development, manufacturing, marketing, sale and distribution of generic, brand and biologic pharmaceutical products. From 1999 to 2003, Mr. Slacik served as Senior Vice President and Chief Financial officer of C.R. Bard, Inc., a developer and manufacturer of medical technologies in the fields of vascular, urology, oncology and surgical specialty products. Mr. Slacik currently serves on the board of directors of Quidel Corp. and Sequenom, Inc., where he holds the position as chair of the Audit Committee for both companies. Mr. Slacik was a member of the board of directors and chair of the Audit Committee of STAAR Surgical from 2012 to 2015.

James L. Tyree. Mr. Tyree is the co-founder and managing partner of Tyree & D’Angelo Partners, a private equity investment firm. During the last fifteen years, Mr. Tyree has held numerous executive positions at Abbott Laboratories, including Corporate Vice President Pharmaceutical and Nutritional Products Group Business Development, Senior Vice President Global Nutrition and Executive Vice President Global Pharmaceuticals. He retired as President of Abbott Biotechnology Ventures in March 2012. Prior to joining Abbott, Mr. Tyree was the President of SUGEN, Inc., a biotechnology company focused on oncology. Earlier in his career, Mr. Tyree held management positions at Bristol-Myers Squibb, Pfizer and Abbott. Mr. Tyree is a member of the Council of Advisors of the University of Chicago Booth Graduate School of Business. Mr. Tyree serves as an independent director of SonarMed, Genelux, ChemoCentryx and Innovia.

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David A. Wilson. Mr. Wilson has served as a director of CoreSite Realty Corporation since September 2010, where he holds the position of chair of its Audit Committee and is a member of its Compensation Committee. Mr. Wilson is the former President and Chief Executive Officer of the Graduate Management Admission Council (the “Council”), which position he held from 1995 until his retirement in December 2013. Mr. Wilson served as Senior Advisor to the Council from December 2013 to June 2014. The Council is a $150.0 million enterprise that is the owner of the Graduate Management Admission Test, the GMAT. Prior to 1995, he was a Managing Partner and National Director for Professional Development at Ernst & Young LLP, a public accounting firm. He is a Chartered Accountant in Canada and a Certified Public Accountant in the United States. Mr. Wilson served on the board of directors of Laureate Education, Inc. from 2002 to 2007, where he chaired the Audit Committee and served as a member of the Nominating and Governance Committee and the Conflicts Committee, and of Terra Industries, Inc. from 2009 to 2010, where he served on the Audit Committee. Mr. Wilson served on the board of directors of Barnes and Noble, Inc. from 2010 through 2015 and chaired its Audit Committee from 2011 through 2015. In August 2015, Mr. Wilson joined the board of directors of Barnes & Noble Education, Inc., chairing its Audit Committee and serving as a member of its Nominating and Governance Committee. He presently serves on the Board of Trustees of Johnson & Wales University and serves as the chair of its Audit Committee. In 2015, Mr. Wilson was included in the National Association of Corporate Directors’ list of 100 most influential directors and governance-related professionals.

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi is organized into five global business units: Diabetes and Cardiovascular, General Medicines and Emerging Markets, Sanofi Genzyme, Sanofi Pasteur and Merial. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and variations of these words or comparable words. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, risks that Sanofi will ultimately not pursue a transaction with Medivation or Medivation will reject engaging in any transaction with Sanofi, if a transaction is negotiated between Sanofi and Medivation, risks related to Sanofi’s ability to complete the acquisition on the proposed terms, the possibility that competing offers will be made, other risks associated with executing business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not be realized, risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed acquisition, disruption from the proposed acquisition, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers, and the possibility that if the combined company does not achieve the perceived benefits of the proposed acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of Sanofi’s shares could decline, as well as other risks related Sanofi’s and Medivation’s respective businesses, including the ability to grow sales and revenues from existing products, competition, including potential generic competition, the ability to protect intellectual property and defend patents, regulatory obligations and oversight, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product

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candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2015. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. No tender offer for the shares of Medivation (“Medivation”) has commenced at this time. In connection with the proposed transaction Sanofi (“Sanofi”) may file tender offer documents or other documents with the U.S. Securities and Exchange Commission (“SEC”). This communication is not a substitute for any tender offer document or other document Sanofi may file with the SEC in connection with the proposed transaction. On May 25, 2016, Sanofi filed a preliminary consent solicitation statement and accompanying WHITE consent card with the SEC with respect to the solicitation of written consents of Medivation stockholders (including any amendments and supplements, the “Consent Solicitation Statement”). This communication is not a substitute for the definitive consent solicitation statement that Sanofi intends to file with the SEC or any other documents which Sanofi may file with the SEC in connection with the consent solicitation. INVESTORS AND SECURITY HOLDERS OF MEDIVATION ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE CONSENT SOLICITATION AND THE PROPOSED TRANSACTION, AS APPLICABLE. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Sanofi through the web site maintained by the SEC at http://www.sec.gov.

Certain Information Regarding Participants

Sanofi and certain of its directors and senior management may be deemed participants in the solicitation of consents. You can find information about Sanofi’s directors and senior management in its annual report on Form 20-F for the year ended December 31, 2015, which was filed with the SEC on March 4, 2016. In addition, you can find additional information regarding the potential participants in the solicitation of consents in the Consent Solicitation Statement. These documents are available free of charge at the SEC’s web site at www.sec.gov.

Contacts:

Media Relations Jack Cox and Laurence Bollack Tel. : +33 (0)1 53 77 46 46 mr@sanofi.com Joele Frank, Wilkinson Brimmer Katcher Joele Frank, Andy Brimmer or Jim Golden Tel: +1-212-355-4449	Investor Relations George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com Innisfree Scott Winter or Larry Miller Tel : +1-212-750-5833

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